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                              May 2, 2023

       Ryan Murr
       Partner
       Gibson, Dunn & Crutcher LLP
       555 Mission Street, 30th Floor
       San Francisco, California 94105

                                                        Re: Jounce
Therapeutics, Inc.
                                                            Correspondence
dated May 2, 2023
                                                            File No. 005-89831

       Dear Ryan Murr:

              We have reviewed your correspondence dated May 2, 2023 and have the following additional comment.

       Correspondence dated May 2, 2023

       Correspondence, page 1

   1.                                                   We note that you
provided us with an opinion of counsel that the CVRs in the Offer    are
                                                        not securities
requiring registration under the Securities Act.    Please provide us with a
                                                        legal analysis of the
exemption from registration that you are relying on for the offers and sales of the CVRs. In
the alternative, as previously requested, please provide an opinion of counsel that the
CVRs are not securities under Securities Act Section 2(a)(1).
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
       551-8573.




                              Sincerely,


                              Division of Corporation Finance

                              Office of Mergers & Acquisitions